                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)/1/



                                GARGOYLES, INC.
________________________________________________________________________________
                               (Name of Issuer)


                          COMMON STOCK, NO PAR VALUE
________________________________________________________________________________
                         (Title of Class of Securities)


                                  366033-10-8
________________________________________________________________________________
                                (CUSIP Number)


                                 CYNTHIA POPE
                  20121 48TH AVENUE WEST, LYNNWOOD, WA 98036
                                (206) 872-6100
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 JULY 6, 1998
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                        (Continued on following pages)

                              (Page 1 of 8 Pages)

-------------
  /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 366033-10-8                                     PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TRILLIUM CORPORATION, 91-0913168
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
      WC, OO
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      WASHINGTON STATE
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                          SOLE VOTING POWER
                     7
     NUMBER OF            2,505,313

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,505,313

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,505,313

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      32%
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      TYPE OF REPORTING PERSON*
14
      CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer
         -------------------

     This statement relates to the Common Stock, no par value (the "Common Stock"), of Gargoyles, Inc. (the "Issuer"). The principal executive offices of the Issuer are 5866 S. 194th Street, Kent, WA 98032

Item 2.  Identity and Background
         -----------------------

     2(a) This Schedule 13D relates to each of the following persons (collectively referred to herein as "Reporting Persons"):

     -  Trillium Corporation ("Trillium").

     - David R. Syre, as a director and as Chairman and Chief Executive Officer, and sole shareholder of Trillium.

     -  Steven R. Brinn, as a director and as Vice Chairman of Trillium.

     -  Timothy C. Potts, as a director and as Senior Vice President of
        Trillium.

     -  Robert G. Wolfe, as a director and as Chief Financial Officer of
        Trillium.

     -  Kenneth D. Hertz, as a director of Trillium.

     -  A. Faruk Taysi, as Senior Vice President of Trillium.

     -  Teri Treat, as Vice President of Trillium.

     -  Paula Kurtz, as Vice President of Trillium.

     2(b) Trillium is a corporation organized under the laws of the State of Washington and conducts its principal business operations in Bellingham, Washington at 4350 Cordata Parkway, Bellingham, Washington 98226. The other Reporting Persons are residents of the State of Washington, with the same principal business address as reported in this Item 2(b) for Trillium with the exception of Hertz, whose business address is 112 Ohio Street, Bellingham, WA 98225.

     2(c) Trillium's principal businesses are real estate development and investment, timber tree farm operations and investments in numerous types of business enterprises. Information regarding the occupation and employment for the other Reporting Persons is contained in Item 2(a), above.

     2(d) None of the Reporting Persons has during the last five years been convicted in a criminal proceeding.

     2(e) None of the Reporting Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     2(f)  Each of the Reporting Persons who are individuals are U.S. citizens.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

     At the date of this report, Trillium beneficially owned 1,505,994 shares of Common Stock and had entered into an agreement to purchase from Douglas B. Hauff and a related partnership an aggregate of 999,319 shares of Common Stock (the latter being referred to herein as the "Hauff Shares") as more fully described below.

     In the case of the 1,505,994 shares held as of July 6, 1998, on November 7, 1997, Trillium acquired 1,490,994 shares upon distribution by Trillium Investors II, LLC, which had acquired those shares prior to the Issuer's initial public offering (the "Pre-IPO Shares"). The Pre-IPO Shares do not include 567,704 shares pledged by Douglas Hauff to Trillium. Trillium acquired an additional 15,000 shares in the NASDAQ market for a total price of $70,635 in the fall of 1997 (the "Open Market Shares").

     In the case of the Hauff Shares, on July 6, 1998, Trillium entered into a Stock Purchase Agreement (the "Agreement") between Trillium and Douglas B. Hauff ("Hauff"), a principal shareholder and past President/CEO of the Issuer, and Tracy L. Hauff and The Hauff Family Partnership (Mr. Hauff, Ms. Hauff and the Hauff Family Partnership are collectively referred to herein as the "Sellers") wherein Trillium agreed to purchase 999,319 shares of Common Stock held by Sellers (the "Hauff Shares"), for a purchase price of approximately
$2,250,000.00.   The purchase price is to be paid by (1) the conveyance of
certain real property to the Sellers (valued at $844,000), (2) satisfaction of debt owed by Hauff to Trillium (approximately $1,085,000.00 including interest through July 31, 1998 of approximately $100,000), (3) cash in an amount ranging from $150,000 to $200,000, and (4) the balance pursuant to a non-interest bearing promissory note which is partly payable in 1999, with the remainder payable in 2000. This is only a summary of the Agreement, which is attached hereto and incorporated herein by this reference. Closing of the purchase of the Hauff Shares pursuant to the Agreement is subject to satisfaction of a number of conditions, which are not expected to occur before July 31, 1998. There can be no assurance that closing will occur.

     The source of Trillium's consideration under the Agreement is real property and notes receivable owned by Trillium and Trillium's working capital. Trillium will not acquire any of the Common Stock with borrowed funds.

     Steven R. Brinn received 189,514 shares upon distribution by Trillium Investments II, LLC.

     The source of funds for Kenneth D. Hertz' purchase of Common Stock was cash from personal funds. Hertz purchased the Common Stock for approximately $20,000.

     Timothy C. Potts received 97,560 shares upon distribution by Trillium Investments II, LLC.

     The source of funds for Paula Kurtz' purchase of Common Stock was cash from personal funds. Kurtz purchased the Common Stock for approximately $10,000.

     The source of funds for Teri Treat's purchase of Common Stock was cash from personal funds. Treat purchased the Common Stock for approximately $8,000.

Item 4.  Purpose of Transaction
         ----------------------

     The Pre-IPO Shares and the Open Market Shares were acquired by Trillium for investment purposes. The shares held by all other Reporting Persons were acquired for investment purposes.

     Trillium has entered into the Agreement to acquire the Hauff Shares in part for the purpose of providing for satisfaction of sums owed by Mr. Hauff to Trillium and certain other shareholders of the Issuer (the "Hauff Debt") in the amounts of approximately $937,454 and $159,362, respectively (which sums include accrued interest through July 31, 1998). This indebtedness had been incurred by Mr. Hauff as of March 7, 1997 in connection with his purchase of an aggregate of 664,209 shares of Common Stock from Trillium and certain other shareholders of the Issuer, of which 567,704 shares had been acquired from Trillium. The collectability of the Hauff Debt had come into question following Mr. Hauff's resignation as an officer and director of the Issuer in January 1998. Trillium will own approximately 32% (approximately 2,505,313 shares) of the Issuer's Common Stock following the closing of the Hauff transaction.

     Trillium also has had discussions with certain minority shareholders of the Issuer, including certain former officers and employees of the Issuer, for the purpose of possibly acquiring additional shares of Common Stock from such individuals. Trillium also from time to time may purchase additional shares of Common Stock in the open market or in other privately negotiated transactions. Trillium might seek to increase its percentage ownership of the Issuer's Common Stock to greater than one-third of outstanding shares. Also, Trillium might elect to sell shares of Common Stock.

     In addition to providing for satisfaction of the Hauff Debt, the purchase of the Hauff Shares and, potentially, additional shares of Common Stock is also motivated in part by the desire of Trillium to increase its voting power in order to gain a more influential position in the management of the Company and the pursuit or selection of strategic alternatives by the Company, such as a merger, sale of
control or sale of assets.   Also, by increasing its ownership of Common Stock
to greater than one-third of all outstanding voting securities of the Company, Trillium has the ability to disapprove mergers, consolidations or sales of substantial amounts of assets which would (if not otherwise approved by a majority of continuing directors of the Company, as defined in the Company's Articles of Incorporation) require a two-thirds vote.

     Except as generally stated in this Item 4, Trillium and the other Reporting Persons have no present plans or proposals that relate to or would result in:
(i) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's Articles of Incorporation, Bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Exchange Act; or (x) any action similar to those enumerated above.

     The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above, to adopt plans or proposals of the type specified above, or to purchase or sell shares of Common Stock.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

     5(a) Information regarding the aggregate number and percentage of the class of securities beneficially owned by Trillium is contained in the cover page, items 11-13.

           For the other Reporting Persons, the aggregate number of shares and percentage of the class of securities beneficially owned, respectively, is as follows:

           David R. Syre, 2,505,313, 32%;
           Steven R. Brinn, 189,514, 2.4%;
           Robert G. Wolfe, 0, 0%;
           Timothy C. Potts, 97,560, 1.2%;
           Kenneth D. Hertz, 2,500, less than 1%;
           A. Faruk Taysi, 0, 0%;
           Teri Treat, 500, less than 1%; and
           Paula Kurtz, approximately 600, less than 1%.

     5(b) The shares shown in Item 5(a) as beneficially owned by Messrs. Brinn, Wolfe, and Potts do not include shares held by Trillium, which each of them may be deemed to have the power to vote or dispose of as officers of Trillium. Otherwise, each of the Reporting Persons has sole voting and dispositive power with regard to his, her or its shares.

     5(c) On July 6, 1998, Trillium and Hauff entered into the Agreement, whereby Trillium has the right to acquire the Hauff Shares. See Item 3 above for the type and amount of consideration to be paid by Trillium.

     5(d) None of the other Reporting Persons has been a party to any transaction in the Common Stock in the last 60 days. The Hauff shares are subject to a pledge for the benefit of Trillium with respect to 567,704 shares and the balance for the benefit of certain other persons to secure payment of the Hauff Debt described in Item 4, above. Upon closing of the Agreement, these pledges will be extinguished. Otherwise, the Reporting Persons know of no other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the subject Common Stock.

     5(e)  Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with
            -------------------------------------------------------------
            Respect to Securities of the Issuer.
            ------------------------------------

     On July 6, 1998, Trillium and Hauff entered into the Agreement, whereby Trillium has the right to acquire the Hauff Shares. Section 10.15 of the Agreement also provides that Seller shall (1) cooperate with Trillium prior to the closing of the Agreement with respect to all voting rights pertaining to the Hauff Shares, and (2) vote the Hauff Shares in accordance with the manner in which Trillium votes its shares of the Issuer's stock with respect to any matters of the Issuer which require a vote of the shareholders.

Item 7.     Materials to be Filed as Exhibits.
            ---------------------------------

     7.1 Stock Purchase Agreement dated July 6, 1998, between Trillium and Douglas B. Hauff, Tracy L. Hauff and The Hauff Family Partnership.

                                   Signature

     The undersigned hereby agree that this Schedule is filed on behalf of each of them and, after reasonable inquiry and to the best of their knowledge and belief, hereby certify that the information set forth in this statement is true, complete, and correct.

Dated this 16th day of July, 1998.



TRILLIUM CORPORATION



By:   /s/ Timothy Potts
      ---------------------
Its:  Senior Vice President
      ---------------------